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                             May 12, 2023

       Sagi Niri
       Chief Financial Officer
       Tremor International Ltd.
       82 Yigal Alon Street
       Tel Aviv, Israel, 6789124

                                                        Re: Tremor
International Ltd.
                                                            Form 20-F for the
year ended December 31, 2022
                                                            Filed March 7, 2023
                                                            Form 6-K Submitted
March 7, 2023
                                                            File No. 001-40504

       Dear Sagi Niri:

               We have reviewed your May 4, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 21, 2023 letter.

       Form 6-K Submitted March 7, 2023

       General

   1. We note your response to prior comment one. It appears that spend, a non-IFRS revenue measure, changes the
recognition and measurement principles required to be applied in accordance with IFRS
and would therefore be considered individually tailored. In this regard, we note that
presenting a non-IFRS measure of revenue that deducts transaction costs as if the company
acted as an agent in the transaction, when gross presentation as a principal is required
by IFRS would violate Rule 100(b) of Regulation G. Please revise to remove CTV spend and
PMP spend from your Form 6-K. Also, please refer to your
                                                        response to comment
number 7 in your letter dated May 24, 2021 regarding presentation of net revenue.
 Sagi Niri
Tremor International Ltd.
May 12, 2023
Page 2

       You may contact Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions.



                                                          Sincerely,
FirstName LastNameSagi Niri
                                                          Division of
Corporation Finance
Comapany NameTremor International Ltd.
                                                          Office of Technology
May 12, 2023 Page 2
cc:       Amy Rothstein
FirstName LastName